EXHIBIT(c)(3)

PRESENTATION TO THE BOARD OF DIRECTORS

February 12, 2002

Regarding the acquisition of
all issued and outstanding Common Stock (the “dcpi Common Stock”) of dick clark productions, inc. (“dcpi” or the “Company”)
pursuant to the terms and conditions
of the draft proposed Agreement and Plan of Merger
dated February 12, 2002

I.     BASIS FOR OPINION

BASIS FOR OPINION

•	Among other items, we have reviewed/conducted:

— Public	historical financial reports of dcpi

— Management	budget for fiscal year ending June 30, 2002

— Management	estimates for fiscal years ending June 30, 2003 and June 30, 2004

— Other	non-public operating and financial information of dcpi

— Stock	price performance of the dcpi Common Stock

— Financial	and trading data of comparable companies

— Selected	precedent transactions in television production

— Premiums	paid on recent, comparably-sized cash acquisitions

— Break-up	fees for comparably-sized transactions

— Meetings	with dcpi management regarding the Company’s business and prospects

— Terms	and conditions of the draft proposed Agreement and Plan of Merger and other related documents

•	We have analyzed:

— Financial	terms of the proposed transaction

— Present	financial condition and business prospects of dcpi

— Stock	price and volume trading history of the dcpi Common Stock since its IPO

— Current	ownership structure of dcpi

— The	common stock price and market multiples of dcpi as compared to those of comparable companies

— Indicative	premiums paid in the offer as compared to those of comparably-sized precedent cash acquisitions

— Financial	multiples of the offer as compared to those of comparable transactions

— Discounted	cash flows based on management estimates

•	We bring to your attention that Enrique Senior, an Executive Vice President and Managing Director of Allen & Company Incorporated (“Allen”), also serves as a director of dcpi

•
Allen, acting as financial advisor for the Company, has approached a variety of potential purchasers over the last few years. None of the indications of interest presented to the Company were as attractive as the proposed transaction

•	Allen was the lead manager in the initial public offering of the dcpi Common Stock in January 1987

•	Allen makes a market in the dcpi Common Stock and may, in the course of its business as a broker/dealer, purchase, sell or trade these securities from time to time in the open market or otherwise

II.     PROPOSED TRANSACTION

STRUCTURE OF THE PROPOSED TRANSACTION

•
Capital Communications CDPQ Inc. (“Capital Communications”), Mosaic Media Group, Inc., Henry Winterstern and Jules Haimovitz have agreed to form DCPI Investco, Inc. (“Purchaser”) for the purpose of acquiring the outstanding dcpi Common Stock (the “Proposed Transaction”)

•	Capital Communications has represented in the draft proposed Agreement and Plan of Merger that, if necessary, it will provide all funds required to close the Proposed Transaction

—	Capital Communications, which specializes in financing for media and telecommunications companies, had net assets of approximately US$2.5 billion as of December 31, 2000(a)

—	Capital Communications is a subsidiary of the Caisse dépôt et placement du Québec (CDP Capital), the leading fund manager in Canada and the major holder of Québec public sector bonds

•
The public stockholders (the “Public” or “Public Stockholders”), which constitute all holders of the dcpi Common Stock other than the Principal Stockholders (as defined below) will receive cash for their shares

•	Richard W. Clark, Karen Clark and Olive Enterprises (collectively the “Principal Stockholders”) and Francis La Maina (part of the Public) will receive cash and stock in Purchaser for their shares

—
As part of the transaction, the Purchaser required that Richard W. Clark and Francis La Maina contribute a portion of their shares in a Section 351 transaction into Purchaser in exchange for stock of Purchaser in lieu of cash consideration

(a) Source: Capital Communications CDPQ Inc. Consolidated Statement of Net Assets as of December 31, 2000

•	Closing of the transaction will be subject to:

—	Board approval

—	dcpi shareholder approval

—	Hart-Scott-Rodino clearance

FINANCIAL TERMS OF THE PROPOSED TRANSACTION

•	The purchase of shares of dcpi held by the Public for $14.50 per share in cash

•	The purchase of shares of Common and Class A Stock held by the Principal Stockholders for $12.50 per share in cash

•	As a requirement of the Purchaser as part of the Proposed Transaction:

—
Mr. Clark will enter into a 5-year employment agreement with a non-compete arrangement. Such agreement was negotiated with Purchaser on terms similar to existing employment agreements with the Company, and includes 10-year options to purchase 3.00% of the equity in Purchaser on a fully-diluted basis at Purchaser’s investment cost per share, and 3% of the equity in Purchaser on a fully-diluted basis for a nominal price

—	Mr. Clark will make up to a $6.029 million investment in Purchaser on the same economic terms as the other investors in Purchaser through an exchange of a portion of his shares

—
Mr. La Maina will enter into a 5-year employment agreement with a non-compete arrangement. Such agreement was negotiated with Purchaser on terms similar to existing employment agreements with the Company, and includes 10-year options to purchase 2.50% of the equity in Purchaser on a fully-diluted basis at Purchaser’s investment cost per share

—	Mr. La Maina will make up to a $700,000 investment in Purchaser on the same economic terms as the other investors in Purchaser through an exchange of a portion of his shares

•	Total consideration for all equity security interests of $136.1 million

•
A total implied equity value for the Company based on the price paid to the Public Stockholders of $150.4 million, based on a $14.50 share price for all the outstanding Common and Class A dcpi Common Stock

DESCRIPTION OF CASES

•	In order to properly assess and compare the value of the transaction to the Public, we have constructed four transaction cases described below:

—
Actual Unadjusted:    Reflects actual consideration paid (i.e., $12.50 and $14.50 per share for Principal and Public Stockholders, respectively) unadjusted for restaurant operations (i.e., transaction value and financial estimates include restaurant operations)

—
Actual Adjusted:    Reflects actual consideration paid (i.e., $12.50 and $14.50 per share for Principal and Public Stockholders, respectively) adjusted for restaurant operations (i.e., transaction value and financial estimates, namely revenue, EBITDA and EBIT, assume disposal of restaurant operations)

—
Implied Unadjusted:    Reflects implied value of transaction to Public Stockholders (i.e., $14.50 per share applied to all the outstanding Common and Class A Common Stock of dcpi) unadjusted for restaurant operations

—
Implied Adjusted:    Reflects implied value of transaction to Public Stockholders (i.e., $14.50 per share applied to all the outstanding Common and Class A Common Stock of dcpi) adjusted for restaurant operations

•	Our analysis excludes all transaction fees and expenses

Note:	EBIT is defined as earnings before interest, taxes and minority interest; EBITDA is defined as EBIT plus depreciation and amortization

IMPLIED VALUE AND MULTIPLES OF THE PROPOSED TRANSACTION(a)

	Actual				Implied
	Unadjusted		Adjusted(b)		Unadjusted		Adjusted(b)
	($ in millions)
Total Equity Value(c)	$136.1		$136.1		$150.4		$150.4
Total Enterprise Value(d)	66.5		57.9		80.8		72.1
Total Enterprise Value /
LTM Revenue	1.1	x	1.3	x	1.3	x	1.6	x
FY2002E Revenue	1.0		1.2		1.2		1.5
LTM EBITDA	10.2		7.6		12.4		9.5
FY2002E EBITDA	7.1		5.9		8.6		7.4
LTM EBIT	14.3		7.8		17.4		9.7
FY2002E EBIT	8.2		6.0		9.9		7.5
Total Equity Value /
LTM Net Income	26.0	x	NA		28.7	x	NA
FY2002E Net Income	18.5		NA		20.4		NA
Book Equity Value	1.8		NA		2.0		NA

Note: LTM stands for last twelve months ending December 31, 2001; FY stands for the Company’s fiscal year ending June 30
(a)	Figures do not include transaction fees and expenses
(b)	Transaction value and financial estimates exclusive of restaurant operations
(c)	Defined as equity value based on basic shares outstanding plus in-the-money option value less cash proceeds from in-the-money outstanding options
(d)	Defined as Total Equity Value less cash and equivalents (including marketable securities) plus minority interest, adjusted for restaurant residual value as prescribed by the specific case

III.     OVERVIEW OF DICK CLARK PRODUCTIONS

SUMMARY CONSOLIDATED INCOME STATEMENT

Fiscal Year ending June 30

	1997A	1998A	1999A	2000A	2001A	LTM 12/31/01	2002E
	($ in millions, except per share data)
Revenue	$66.1	$86.3	$72.3	$92.2	$70.8	61.4	$67.1
EBITDA(a)	11.2	14.6	8.8	15.9	6.4	6.5	9.4
EBIT(a)	9.2	11.4	6.1	13.4	4.4	4.6	8.1
Pre-tax income(a)	10.5	13.3	8.4	16.0	7.9	8.0	11.3
Net income (a)(b)	6.5	8.2	5.4	10.5	5.2	5.2	7.4
Basic EPS(c)	$0.64	$0.81	$0.53	$1.03	$0.51	0.51	$0.72
Diluted EPS (c)	$0.64	$0.80	$0.52	$1.02	$0.50	0.51	$0.71

Source:	SEC public filings; management estimates, February 2002; draft 10-Q for period ending December 31, 2001 provided by management
(a)
Excludes a $2.6mm after-tax ($4.1mm pre-tax) charge, $3.1mm after-tax ($4.8mm pre-tax) charge, and $3.1mm after-tax ($4.9mm pre-tax) charge in 1999, LTM 12/30/01 and 2002, respectively, for impairment of long-lived assets

(b)	Excludes a $0.1mm after-tax charge in 2000 related to a change in accounting policies
(c)	Share data and implied EPS adjusted to include the effect of stock dividends of 5% in fiscal 1998 and 1999 and 10% in fiscal 2000

OVERVIEW OF BUSINESS SEGMENTS

•
dick clark productions, inc. is a diverse entertainment enterprise with core operations in television production, as well as operations in live event planning/integrated marketing and thematic restaurants

• The	Company’s principal lines of business are divided in two segments:

(1)	Entertainment operations, which includes:

•	Television production

•	Corporate event planning and marketing; and

(2)	Restaurant operations

Entertainment

	FY1997A	FY1998A	FY1999A	FY2000A	FY2001A	LTM 12/31/01	FY2002E	CAGR ‘97-’02E
Revenue	$50.5	$63.3	$51.3	$72.2	$52.1	$44.2	$49.7	-0.3%
EBITDA	10.0	12.7	9.2	17.6	8.0	7.6	9.8	-0.5%
EBIT	9.9	12.5	9.0	17.3	7.9	7.4	9.7	-0.4%
Margins:
EBITDA	19.8%	20.0%	18.0%	24.3%	15.4%	17.2%	19.6%
EBIT	19.5%	19.7%	17.5%	24.0%	15.1%	16.7%	19.4%

Television Production

•	dcpi develops and produces a wide range of television programming for television networks, first-run syndicators, cable networks and advertisers

•	In its television programming activities, the Company:

—	Licenses the rebroadcast rights to some of its programs

—	Licenses certain segments of its programming to third parties

—	Produces home videos from time to time

• Occasionally,	dcpi develops and produces theatrical motion pictures with third parties that provide financing

Note: CAGR stands for compound annual growth rate

•	dcpi has produced various formats of television entertainment, including:

—	Reality series and specials

—	Variety shows

—	Game shows

—	Movies for television

—	Award shows

—	Talk shows

—	Clip shows

—	Children’s programs

•	The Company’s library of shows includes, among others:

—
Dick Clark’s New Year’s Rockin’ Eve; Bloopers; American Music Awards; Golden Globe Awards; Academy of Country Music Awards; Daytime Emmy Awards; Greed; Beyond Belief: Fact or Fiction; and Your Big Break

Corporate Event Planning and Marketing

•	The dick clark communications, inc. (“dcci”) subsidiary specializes in the development of:

—	Non-traditional marketing communications programs

—	Corporate meetings and special events

—	New product introductions

—	Trade shows and exhibits

—	Event marketing

—	Film, video and leisure attractions

•	Corporate event planning and marketing represented only 2.0% of the Entertainment segment’s revenue in FY2001

•	In its combined television and corporate communications productions businesses, the company had approximately 60 employees as of June 30, 2001

Restaurants

	FY1997A	FY1998A	FY1999A	FY2000A	FY2001A	LTM 12/31/01	FY2002E	CAGR ‘97-’02E
Revenue	$15.6	$22.9	$21.0	$20.1	$18.7	$17.2	$17.3	2.2%
EBITDA	1.2	1.9	(0.5)	(1.7)	(1.7)	(1.1)	(0.4)	-178.7%
EBIT	(0.6)	(1.1)	(2.8)	(3.9)	(3.4)	(2.8)	(1.5)	NM

Margins:
EBITDA	7.8%	8.4%	-2.2%	-8.2%	-8.9%	-6.2%	-2.1%
EBIT	-4.1%	-4.8%	-13.5%	-19.7%	-18.3%	-16.1%	-8.9%

·	Through its restaurant subsidiary, dick clark restaurants, inc. (“dcri”), the Company operates casual, entertainment-themed restaurants known as Dick Clark’s American Bandstand Grill ®

—	dcri has 11 locations in Illinois, Indiana, Michigan, Missouri, New Jersey, Ohio, Pennsylvania, Texas and Utah

·	The Company’s restaurant operations had approximately 650 employees as of June 30, 2001

·	Management has decided to significantly reduce its operations and exposure to the restaurant business

·	We have been informed that management will take an accounting charge for asset impairment with regard to the restaurant segment in the second quarter of FY2002

SUMMARY CONSOLIDATED BALANCE SHEET

	Fiscal Year ending June 30,
	2000	2001	12/31/01
	($ in millions)
ASSETS:
Cash and marketable securities	$58.5	$64.1	$70.1
Accounts receivable	4.6	2.3	3.4
Current and deferred income taxes	0.4	0.1	2.0
Program costs, net	5.1	5.3	7.2
Prepaid royalty, net	2.4	2.1	1.9
Property and equipment, net	11.1	10.0	5.2
Goodwill and other assets, net	1.4	1.5	1.6

Total assets	$83.4	$85.4	$91.4

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Total liabilities	$10.4	$7.5	$16.7
Minority interest	0.8	0.5	0.5
Shareholders’ equity	72.2	77.4	74.2

Total liabilities and shareholders’ equity	$83.4	$85.4	$91.4

Source: SEC public filings; draft 10-Q for period ending December 31, 2001 provided by management

CONCLUSIONS ON OPERATIONS

•
The television production business has become increasingly competitive over the last several years. It has been characterized by increasing consolidation and rising costs, which are expected to continue for the foreseeable future

•	Within this environment, management has done an admirable job of maintaining profitability by being a very efficient niche player in the industry

•
Over the past several years, the Company has witnessed a significant decline in its revenue base and profitability in its core business segment, and the Company expects this decline in revenue to continue in fiscal year 2002E

—	From fiscal 1997 to 2002E, the compound annual growth rate for entertainment revenue is negative 0.3% and entertainment EBITDA is negative 0.5%

•
dcpi faces increasing competitive threats from larger, better-capitalized companies. Such companies have greater ability to pay increasing costs of production, including talent and other creative fees, and many have direct links to or ownership of broad reaching distribution outlets, including broadcast and cable networks and syndication infrastructures

•	The Company has the risk of becoming further marginalized within the production landscape as currently constituted

•	The communications business is a small part of the Entertainment segment and has produced limited business and profitability. Management does not expect dcci to be a large opportunity going forward

•
The restaurant industry is highly competitive and expected to remain so for the foreseeable future. Due to the lack of financial success in the restaurant operations since inception, management has decided to explore ways to minimize its operational and financial exposure to this business segment and will take an asset impairment charge to this end

IV.     TRANSACTION ANALYSIS

HISTORICAL COMMON STOCK PRICE PERFORMANCE

•	We have reviewed:

—	dcpi Common Stock price and trading volume data over the following periods:

•	The last 10 trading days

•	The last 30 trading days

•	One year

•	Since the beginning of fiscal year 1997

•	Since the initial public offering of the Company’s stock (January 7, 1987)

—	We note that there is no public float for the dcpi Class A Common Stock

—	dcpi Common Stock price performance in relation to recent news announcements

—
dcpi Common Stock price performance compared to various market indices—including the Dow Jones Industrial Average (DJIA), S&P 500 Media Index(a), index of comparable independent television production companies(b) and Nasdaq Composite Index—over the following periods:

•	One year

•	Since the beginning of fiscal year 1997

•	Since the initial public offering of the dcpi Common Stock (January 7, 1987)

(a)
Includes AOL Time Warner, Clear Channel Communications, Comcast Corp., Disney (Walt) Co., Dow Jones & Co., Gannett, Interpublic Group, Knight-Ridder, McGraw-Hill, Meredith Corp., New York Times Co., Omnicom Group, New York Times, TMP Worldwide, Tribune Co., Univision Communications and Viacom Inc.

(b)	Includes Cinar Corp. and Lions Gate Entertainment

RECENT COMMON STOCK PRICE AND VOLUME TRADING PERFORMANCE

	Low	Mean	High	# Trading Days w/ no Volume
Share Price
Current (2/11/02)	—	$11.19	—	—
10-Day	$9.70	$10.30	$11.19	—
30-Day	$9.38	$9.94	$11.19	—
1-Year	$8.40	$10.12	$13.00	—

Daily Volume
10-Day	0	260	1,500	6
30-Day	0	827	15,200	12
1-Year	0	682	26,100	126

•	For the last 10 trading days, dcpi Common Stock traded in a range of $9.70 of $11.19 with an average daily volume of 260 shares and an average price of $10.30 per share

•	For the last 30 trading days, dcpi Common Stock traded in a range of $9.38 to $11.19 with an average daily volume of 827 shares and an average price of $9.94 per share

•	For the past year, dcpi Common Stock has underperformed the DJIA, but has traded above the Nasdaq Composite, S&P 500 Media Index and index of comparable independent television production companies

—
While dcpi Common Stock traded in lock-step with the DJIA, Nasdaq and S&P 500 Media Index in early 2001, the stock traded down in mid-2001 (in line with the Nasdaq) after two consecutive quarters of announced lower earnings growth over prior-year periods; dcpi Common Stock is currently at its 30-day high price

•	For the past year, dcpi Common Stock traded in a range of $8.40 to $13.00 with an average daily trading volume of 682 shares

—	There have been 126 trading days in the last 12 months where the dcpi Common Stock did not trade any shares

Source:	FactSet
Note:	Shares traded on the NASDAQ are many times “double-counted” as both the purchase and sale of stock are reported

LONG-TERM STOCK PRICE AND VOLUME TRADING PERFORMANCE(a)(b)

	Low	Mean	High	# Trading Days w/ no Volume
Share Price
Since FYE’96	$8.23	$11.31	$18.07	—
Since IPO	$2.47	$7.32	$18.07	—
Daily Volume
Since FYE’96	0	1,965	97,020	531
Since IPO	0	4,401	859,719	854

•	Since both its fiscal year-end 1996 and IPO, dcpi Common Stock has significantly underperformed the Dow Jones Industrials Average and the Nasdaq Composite

—	Since its fiscal year-end 1996, dcpi Common Stock has traded in a range of $8.23 to $18.07, with an average daily trading volume of 1,965 shares and 531 trading days of no volume

—
Since its IPO date of January 7, 1987 (with IPO at adjusted $5.67 per share), dcpi Common Stock has traded in a range of $2.47 to $18.07, with an average daily trading volume of 4,401 shares and 854 trading days of no volume

Source: FactSet
(a)	dcpi share prices are adjusted for stock dividends and reflected as stock splits (e.g., 10% stock dividend recorded as a 1.1:1 stock split)
(b)	Shares traded on the NASDAQ are many times “double-counted” as both the purchase and sale of stock are reported

SUMMARY OWNERSHIP TABLE

•	dcpi Common Stock is closely held with little public float

	Interest(a)
	Economic	Voting
Principal Stockholders (RWC, KWC, Olive)	68.3%	77.9%
Francis La Maina	9.6%	9.8%
Other officers and directors	0.2%	0.1%

Officers and directors as a group	78.1%	87.8%
Other Public Stockholders	21.9%	12.2%

Total	100.0%	100.0%

(a)	Based on fully-diluted diluted shares outstanding using the non-Treasury Method

Observations on Common Stock Price and Volume Trading Performance

•	dcpi Common Stock has underperformed the DJIA over the past year and has negatively reacted to a series of negative earnings announcements

—	Over the past year, dcpi Common Stock has slightly outperformed an index of comparable television production companies as well as the Nasdaq

•	dcpi’s recent price and volume is consistent with prior recent history

•	dcpi Common Stock has underperformed the broader market over the last 5 years, as well as since its IPO

•	dcpi Common Stock has had very limited liquidity over time

•	dcpi Common Stock has traded at or above an adjusted $14.50 per share for only 39 days since its IPO(a)

•	While dcpi Common Stock is freely traded on the NASDAQ, its activity is limited by a number of factors, which include:

—	Closely-held ownership giving it limited public float

—	Relatively small size

—	Lack of Wall Street analyst coverage

—	Scarcity of market makers

•	Only six firms make a market in dcpi Common Stock; four of the six firms are “wholesalers”

(a)	dcpi share prices are adjusted for stock dividends and reflected as stock splits (e.g., 10% stock dividend recorded as a 1.1:1 stock split); Source: FactSet

COMPARABLE MARKET TRADING MULTIPLE ANALYSIS

•	dcpi occupies a niche of the television production business which has, in large part, become marginalized

—	There are very few public companies of similar size which provide a meaningful comparison for the Company

—
Most companies in this niche of television production have either ceased to exist as public companies or have been acquired by much larger companies, which do not provide a meaningful basis for comparison due to their relative size and business activities

•
We have examined the trading multiples of two public companies in the television production business which we feel are closest to the Company’s business due to their size and scope of operations. However, there are significant differences between dcpi and these two companies

—
Cinar Corp. is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of programming and educational products for children and families

—
Lions Gate Entertainment develops, produces, and distributes filmed entertainment content, including motion pictures, television programming, animation, and digital media. Lions Gate distributes its films and other media in the U.S., Canada and internationally

SELECTED MULTIPLES FOR COMPARABLE COMPANIES(a)

•
The closing dcpi Common Stock price of $11.19 per share as of February 11, 2002 represents trading multiples that are within or above the range of multiples found for comparable companies, except for the multiples of CY2001E revenue, CY2001E EBITDA and CY2001E EBIT, which are below those of the one company with which to compare

•
The implied transaction value to the Public on an unadjusted and adjusted basis represents multiples that are within or above the range of multiples found for comparable companies, except for the multiples of CY2001E EBITDA and CY2001E EBIT, which are below the range found for comparable companies

	Enterprise Value /												Equity Value /
	LTM Revenue		CY2001E Revenue(b)		LTM EBITDA		CY2001E EBITDA(b)		LTM EBIT		CY2001E EBIT(b)		LTM Earnings		CY2001E Earnings(b)
Mean	1.0	x	1.1	x	5.3	x	15.3	x	6.8	x	23.0	x	33.4	x	NA
High	1.3		1.1		9.2		15.3		11.9		23.0		53.7		NA
Low	0.6		1.1		1.4		15.3		1.6		23.0		13.1		NA
dcpi at February 11, 2001:
Unadjusted	0.8	x	0.8	x	7.1	x	7.1	x	9.9	x	9.9	x	22.1	x	22.1	x
Adjusted(c)	0.8		0.8		4.9		4.9		5.1		5.1		NA		NA
dcpi at Implied Transaction Value to Public:
Unadjusted	1.3		1.3		12.4		12.4		17.4		17.4		28.7		28.7
Adjusted(c)	1.6		1.6		9.5		9.5		9.7		9.7		NA		NA

Projections Sources:  dcpi (Management estimates, 2/02); Lions Gate (Arnhold Bleichroeder, 1/10/02); Cinar (none available)

Note:	Financial estimates have been calendarized using forward fiscal year estimates for companies with non-December fiscal year-ends

(a)	Multiples for comparable companies are as of February 11, 2001; LTM for Cinar and Lions Gate as of August 30, 2001 and September 30, 2001, respectively
(b)	Implied multiples for the comparable companies are only for Lions Gate as no estimates for Cinar are available
(c)	Enterprise value and financial estimates exclusive of restaurant operations

SUMMARY OBSERVATIONS ON DCPI COMMON STOCK

·	dcpi Common Stock is freely traded on the NASDAQ National Market System but suffers from a significant lack of liquidity and Wall Street interest

·	Over the past 10 trading days, dcpi Common Stock’s price and volume activity does not appear to have deviated substantially from recent historical patterns

·	dcpi Common Stock has underperformed the DJIA, but has traded above an index of comparable independent television production companies and the Nasdaq Composite over the past year

·	dcpi Common Stock has underperformed both the DJIA and Nasdaq indices since its initial public offering in 1987

—	dcpi Common Stock has offered a compounded annual return of 4.6% (adjusted for stock dividends) over such period, compared to a 11.2% CAGR for each of the DJIA and the Nasdaq Composite

·	As of February 11, 2002, dcpi Common Stock generally traded within (and in certain cases above or below) the range of multiples found for selected publicly-traded television programming companies

·	As of February 11, 2002, dcpi Common Stock was trading within the range and above the mean of multiples found for its own historical LTM EBITDA trading multiples

·
We believe that the dcpi Common Stock price of $11.19 per share as of February 11, 2002, the last trading day prior to announcement of the Proposed Transaction, is a representative public market price for the security

Source: FactSet
Note: Since the Nasdaq Composite adjusted for dividends is not available, other referenced indices are also unadjusted for dividends

SUMMARY OF PREMIUMS PAID IN RECENT SELECTED TRANSACTIONS

•	The proposed consideration of $14.50 per share in cash for the Public Stockholders of dcpi compared to premiums paid over stock prices in recent selected comparable transactions:

— One-day prior to announcement: Within the range but below the mean; and

— One-week and four-weeks prior to announcement: Within the range and above the mean

•	Premium represented by consideration offered to dcpi Public Stockholders of $14.50 per share in cash:

	dcpi Common Stock price	Premium to Public
One day prior (February 11, 2002)	$11.19	29.6%
One week prior (February 5, 2002)	$10.15	42.9%
Four weeks prior (January 15, 2002)	$9.90	46.5%

• Summary	of premiums paid on selected recent cash transactions between $100 million and $150 million:

	Premium over Market
	One Day Prior to Announcement	One Week Prior to Announcement	Four Weeks Prior to Announcement
Mean	31.8%	31.5%	29.4%
Median	32.6%	30.8%	25.4%
High	60.0%	55.4%	60.0%
Low	1.7%	2.5%	4.1%

Source: Securities Data Corporation

MULTIPLES PAID IN SELECTED ACQUISITIONS IN THE
TELEVISION PRODUCTION SERVICES INDUSTRY

•
The proposed consideration of $14.50 per share in cash for the Public Stockholders represents unadjusted multiples that are generally within or above the range of multiples paid in precedent comparable transactions, and adjusted multiples that are within the range and below the mean based on LTM revenue, within the range and above the mean based on LTM EBITDA, and below the range based on LTM EBIT

	Enterprise Value to						Equity Value to
	LTM Revenue		LTM EBITDA		LTM EBIT		LTM Earnings		Book Value
Mean	2.2	x	8.3	x	12.6	x	20.7	x	3.4	x
Median	1.9		11.0		12.4		20.7		3.3
High	4.5		15.3		14.3		23.4		6.0
Low	0.4		0.5		11.1		18.1		1.0
dcpi at Implied Transaction Value to Public:
Unadjusted	1.3	x	12.4	x	17.4	x	28.7	x	2.0	x
Adjusted(a)	1.6		9.5		9.7		NA		NA

(a)	Enterprise value and financial estimates exclusive of restaurant operations

CONSIDERATIONS PAID TO PUBLIC AND PRINCIPAL STOCKHOLDERS—PER SHARE VALUES

Public Stockholders
Cash	$14.50
Principal Stockholders
Cash	$12.50
Promote Equity in Purchaser(a)	$0.13
Investment in Purchaser	At Cost
Employment Agreement, incl. Options on Purchaser stock	Negotiated with Purchaser on terms similar to existing Employment Agreement with the Company

•	Unlike most other transactions, the Principal Stockholders are not receiving a “control premium” in the Proposed Transaction

•	The Public Stockholders are receiving in cash a 14.8% premium over the consideration being paid to the Principal Stockholders

(a)	Assumes 3% of fully-diluted equity in Purchaser based on initial equity capitalization as provided in draft Subscription Agreement as of February 11, 2002.

OTHER TRANSACTION PROPOSALS

·	Over the last few years the Company has received several unsolicited proposals

·
In addition, at the request of the Company, Allen has approached several potential acquirors or strategic partners during the recent past. This list included several large media companies, including those with major network, production or distribution assets, smaller strategic media companies and large financial institutions. This investigation garnered little serious interest after cursory evaluation, except for the one listed below

·
Of all the proposals received during this time, the only one that was competitive to the Proposed Transaction is that submitted by Zelnick Media and Ripplewood Holdings (Project Philly). This offer was for a purchase of the Public for $14.00 per share in cash and $12.53 per share in cash for the Principal Stockholders, as well as a 6-year non-interest bearing note to the Principal Stockholders for approximately $3.4 million. The offer also included a 6-year management salary deferral for Mr. Clark

—	This offer remained subject to financing and confirmatory due diligence, as well as other items

TERMINATION FEES OF THE PROPOSED MERGER AGREEMENT

•
The termination fee contemplated by the draft proposed Agreement and Plan of Merger is either (i) $4.25 million, which represents 3.1% of the transaction equity value or (ii) $4.085 million, which equates to 3.0% of the transaction equity value, if a superior proposal is accepted which provides for a payment to the Principal Stockholders in excess of $13.00 per share

•	The range of break-up fees in selected comparably-sized cash transactions since 1999 is from 1.1% to 6.1% with an average of 3.4%

•
In addition, the Principal Stockholders have agreed to compensate the Purchaser to a sharing of proceeds to the Principal Stockholders of any alternative transaction entered into other than the Proposed Transaction in the amount of 50% of the proceeds to the Principal Stockholders exceeding $12.50 but not in excess of $14.00 per share

V.     CONCLUDING OBSERVATIONS AND OPINION

CONCLUDING OBSERVATIONS

•
Management expects continuing difficulties in the television programming industry, including risk of marginalization due to increased consolidation and vertical integration, which make the Company’s future prospects difficult to predict

•	The closing price of $11.19 per share of dcpi Common Stock as of February 11, 2002 is a representative public market price for that security

•	The indicative premiums paid to the Public are within the range and above or just below the mean of premiums paid in comparable precedent transactions

•
The proposed consideration of $14.50 per share in cash for the Public Stockholders of dcpi is within the range and above most of the financial ratios that we analyzed in comparable precedent transactions

•	The Proposed Transaction offers a liquidity event to the Public Stockholders which has been unavailable in the public market

•	The Proposed Transaction provides a significant premium to the Public Stockholders above the price paid to the Principal Stockholders

•	We have also performed a discounted cash flow (DCF) analysis based on financial information provided by dcpi through fiscal 2004

—	The DCF analysis yielded a net present equity value per share between $11.99 and $14.11

OPINION

We are of the opinion, for the reasons set forth herein, that as of this date the consideration to be received by the Public Stockholders
as a result of the Proposed Transaction, as contemplated by the draft
Agreement and Plan of Merger dated February 12, 2002,
is fair to the Public Stockholders of dick clark productions, inc.
from a financial point of view